UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On August 3, 2026, Eshallgo Inc (the “Company”) entered into certain consultancy service agreements (the “Consultancy Service Agreement”) with Horizon Capital Partners (HK) Limited and Right Time Investment Limited, two unaffiliated third parties (the “Consultants”), pursuant to which the Consultants are engaged to provide the Company with certain strategic advisory and consulting services, including identifying and facilitating potential strategic partnerships and acquisition opportunities, providing support in connection with potential merger and acquisition transactions, advising on matters relating to the Company’s compliance as a U.S. public company, and introducing potential strategic partners and sources of debt or equity financing. As consideration for the services rendered and to be rendered thereunder, the Company agreed to issue 250,000 Class A ordinary shares, par value $0.0016 per share (the “Class A Ordinary Shares”) to each of the Consultants respectively.

The description of the Consultancy Service Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such Agreements, form of which is filed as Exhibit 10.1 to this Report on Form 6-K. The Class A Ordinary Shares issuable under the Agreements are being issued as restricted securities in reliance on Regulation S promulgated under the U.S. Securities Act of 1933, as amended.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on October 29, 2025 (Registration No. 333-291149).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Consultancy Service Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eshallgo Inc

Date: August 3, 2026	By:	/s/ Miao Qiwei
	Name:	Miao Qiwei
	Title:	Chief Executive Officer
(Principal Executive Officer)

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